

Mail Stop 3030

June 29, 2017

Via E-mail
Tan Yu Chai
Chief Executive Officer
Global Bridge Capital, Inc.
15-7 Tower B
The Vertical Business Suite
Bangsar South City
No. 8, Jalan Kerinchi, 59200
Kuala Lumpur, Malaysia

> **Re:** **Global Bridge Capital, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed June 15, 2017**
> **File No. 333-215528**

Dear Mr. Tan:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Our references to prior comments are to comments in our May 22, 2017 letter.

Risk Factors, page 5

1. We note your response to prior comment 7. Directly address in your risk factors the potential conflicts created by the business activities of the registrant and your management's other activities. Your risk factor on page 5 currently is limited to issues regarding management's time, rather than issues like conflicting business opportunities.

We do not believe we are a shell company, page 5

2.   Expand your response to prior comment 6 to provide us your analysis of the materiality of any potential liability if you were to (1) facilitate sales under Rule 144 - by removing legends or otherwise - when Rule 144 was unavailable for the sale, or (2) use Form S-8 when it was not available.

Directors and Executive Officers, page 22

3.   Your disclosure in response to prior comment 3 indicates the sole purpose of Global Bridge Management Sdn Bhd at this time. Clarify when the disclosed website became the entity's sole business and what the entity's business was before that time. If your disclosure in response to this comment differs from public statements regarding Global Bridge Management Sdn Bhd actively working with management of investee companies, tell us (1) the reasons for the difference and (2) which Global Bridge entity has been working with management of such companies.

      You may contact Li Xiao at (202) 551-4391 or Gary Todd, Senior Accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

                                                Sincerely,

                                                /s/ Russell Mancuso

                                                Russell Mancuso
                                                Branch Chief
                                                Office of Electronics and Machinery

cc: Benjamin L. Bunker, Esq.